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Leland S. Benton

Partner

+1.202.739.5091

leland.benton@morganlewis.com

December 30, 2022

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jennifer O’Brien

Re:	China Natural Resources, Inc.
Form 20-F for Fiscal Year Ended December 31, 2021
Response dated November 16, 2022
File No. 000-26046

Dear Ms. O’Brien:

On behalf of China Natural Resources, Inc., a British Virgin Islands company (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated December 12, 2022 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Annual Report on Form 20-F (the “Form 20-F”) and the Company’s prior response dated November 16, 2022 to the Staff’s prior comments (the “Prior Response”).

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in the Form 20-F.

Jennifer O’Brien

December 30, 2022

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information

D. Risk Factors, page 1

1.	We note your response to prior comment 3. Please revise your disclosure to state that all the legal and operational risks associated with having operations in the People’s Republic of China (“PRC”) also apply to operations in Hong Kong and Macao. In addition, please include disclosure similar to the statement in your response regarding management’s understanding with regard to restrictions, limitations, rules, or regulations under Hong Kong law that are commensurate to hose of the PRC with respect to items (i) through (v) identified in your response.

Response:

In response to the Staff’s comment, the Company respectfully submits that Hong Kong and Macau currently operate under different sets of laws from mainland China, and the national laws and regulations of the PRC are not applicable to business operations in Hong Kong or Macau. Set forth below for the Staff’s consideration are the Company’s proposed revisions to the first paragraph in the introductory section of Item 3.D. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F. For the Staff’s convenience, the proposed new text is underlined below.

D. Risk Factors

We are not a Chinese operating company but a BVI holding company with operations conducted by our subsidiaries established in the PRC and Hong Kong, and which owns equity interests, directly or indirectly, of the operating subsidiaries. See “Item 4.C. INFORMATION ON THE COMPANY – Organizational Structure” for further information regarding our subsidiaries’ names, places of incorporation, and equity ownership. We are subject to legal and operational risks associated with being based in the PRC and Hong Kong and having all of our operations in the PRC, discussed in greater detail below. The legal and operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to a company’s operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and business in Hong Kong and Macau in the future. As of the date of this Annual Report, we do not have material operations in Hong Kong or Macau. It is management’s understanding that there are no restrictions, limitations, rules, or regulations under Hong Kong law that are commensurate to those of the PRC with respect to (i) payment of dividends and other distributions from the Company’s subsidiaries to the Company, (ii) currency conversion that may affect payment of dividends or foreign currency denominated obligations, (iii) offshore financing activities, (iv) anti-monopoly laws, or (v) data protection and cybersecurity, that have impacted or may impact the Company’s ability to conduct

Jennifer O’Brien

December 30, 2022

its business, accept foreign investments, or list on a U.S. or other exchange. The Chinese government may intervene or influence the operation of our Hong Kong subsidiaries and PRC subsidiaries and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common shares. Further, rules and regulations in China can change quickly with little advance notice, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

* * * * * *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (202) 739-5091 or via email at leland.benton@morganlewis.com.

Sincerely,

/s/ Leland S. Benton

cc:	Wong Wah On Edward, President and Chief Executive Officer, China Natural Resources, Inc.
Zhu Youyi, Chief Financial Officer, China Natural Resources, Inc.
David A. Sirignano, Esq, Morgan, Lewis & Bockius LLP